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...ungton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2010**   AND ENDING   **DECEMBER 31, 2010**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Sykes Financial Services LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 North Market Street - Suite 201
(No. and Street)

Washington   **NC**   **27889**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Sykes   **(570) 839-7776**
                                            (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.**

OATH OR AFFIRMATION

I, _____**William R. Sykes**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____**Sykes Financial Services LLC**_____ , as of _____**December**_____ **31,** **2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

(Signature)

President
Title

Paula Kay Fornell
Public Notary

My commission expires 11/23/2013

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYKES FINANCIAL SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

SYKES FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
For the year ended December 31, 2010

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Member
Sykes Financial Services, LLC
Washington, North Carolina

We have audited the accompanying statements of financial condition of Sykes Financial Services, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sykes Financial Services, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 4, 2011

SYKES FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Assets:

Cash and cash equivalents	$	23,873
Commissions receivable		1,255
Prepaid expenses		2,548
	$	27,676

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable - trade	$	-
Commissions payable		1,121
		1,121

Member's equity:

		26,555
	$	27,676

The accompanying notes are an integral part of these financial statements.

SYKES FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

Revenues:

Commissions	$	120,654
Other income		562
Total revenues		121,216

Expenses:

Commission expense	109,018
Internet	892
Property taxes	439
Regulatory fees and expenses	7,073
Software	1,974
Supplies	398
Telephone and communications	437
Other operating expenses	964
Total expenses	121,195

Net income	$	21

The accompanying notes are an integral part of these financial statements.

SYKES FINANCIAL SERVICES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2010

	Member's Equity
Balances, December 31, 2009	$ 26,534
Net income (loss)	21
Balances, December 31, 2010	$ 26,555

The accompanying notes are an integral part of these financial statements

SYKES FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from operating activities:

Net income	$	21
Adjustments to reconcile net income to net		
cash flows from operating activities:		
(Increase) decrease in:		
Commissions receivable		6,533
Prepaid expenses		(43)
Increase (decrease) in:		
Accounts payable and accrued expenses		(109)
Commissions payable		1
Net cash used in operating activities		6,403
Cash and cash equivalents at beginning of period		17,470
Cash and cash equivalents at end of period	$	23,873

The accompanying notes are an integral part of these financial statements.

SYKES FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Sykes Financial Services, LLC (a limited liability company) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in March 2004.

The Company's business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its single member, to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania Tax Code as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

6

SYKES FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2010, the Company had excess net capital of $18,873 and a net capital rate of .047 to 1.

Note 3 – Related Party

In 2003, the Company entered into an Expense Sharing Agreement with it's sole proprietor, for the purpose of allocating expenses between the Company and the sole proprietor. The agreement provides a formula for allocating office space rental, and the expense of equipment, supplies and related overhead. During the year ended December 31, 2010, the Company paid $2,042 under the terms of the agreement.

SYKES FINANCIAL SERVICES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$	26,555
Deductions:		
Non-allowable assets		
Commissions receivable		134
Prepaid expense		2,548
Total non-allowable assets		2,682
Net capital before haircuts and securities positions		23,873
Haircuts:		
Securities positions		-
		-
Net capital		23,873
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($1,121)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)	$	5,000
Excess net capital	$	18,873

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

SYKES FINANCIAL SERVICES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
As of December 31, 2010

Total aggregate indebtedness:

Commissions payable	1,121
Aggregate indebtedness	$ 1,121

Ratio of aggregate indebtedness
to net capital   .047 to 1

SYKES FINANCIAL SERVICES, LLC

**INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c-3
As of December 31, 2010**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (1) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

To the Member
Sykes Financial Services, LLC
Washington, North Carolina

In planning and performing our audit of the financial statements of Sykes Financial Services (a limited liability company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Olar and Company, PA

Maitland, Florida
February 4, 2011